Exhibit 99.3

Summary English Translation of Ernst & Young’s Verification Report on Profit Forecast for 2016, 2017 and 2018

Shanghai Stock Exchange:

We performed a specific verification of profit forecast for 2016, 2017 and 2018 with respect to the 100% equity interests in the legal entities that operate Soufun Holdings Limited’s business of Internet advertising for real estate and home furnishing industries after Soufun Holdings Limited’s internal restructuring. These equity interests are the underlying assets (the “Underlying Assets”) in the transaction (the “Transaction”) of Chongqing Wanli New Energy Co., Ltd.’s purchase of assets by issuing new shares and its concurrent share placement and related-party transaction to raise funds. The Underlying Assets consist of the 100% equity interests in Beijing Li Man Wan Jia Network Technology Co., Ltd., SouFun Media Technology (Beijing) Co., Ltd., Beijing SouFun Network Technology Co., Ltd., Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. and Beijing Hong An Tu Sheng Network Technology Co., Ltd. (collectively, the “Target Companies”).

The management of the Target Companies is responsible for preparation of the profit forecast, provision of the materials and estimations on which the forecast is based, and accountable for the authenticity of the materials and the rationality of the estimations. The materials consist of the forecasted results of the main business of the Target Companies for 2016, 2017 and 2018.

Since we have not audited the simulative financial statements of the Underlying Assets of 2013, 2014 and the nine months ended September 30, 2015, we are not able to compare the forecasted results of the main business of the Target Companies, which was calculated in preparing the profit forecast, with the actual financial results of such main business in 2013, 2014 and the nine months ended September 30, 2015.

We understand that the realization of the aforesaid profit forecast is subject to a number of factors, including but not limited to the overall development trends of the downstream real estate industry, the competition in the industry, the fluctuations of the pricing and sales and the stability of the source of customers. Since it is difficult to forecast the concrete development of those factors, the actual net profits of the Underlying Assets in 2016, 2017 and 2018 may be different from the forecasted results. We noticed that the aforesaid forecasted net profits have increased compared to the actual results of the unaudited simulation for 2013, 2014 and the nine months ended September 30, 2015. In addition, the actual results of the unaudited simulative net profits have changed, indicating the possibility of fluctuation of the Underlying Assets’ future operating performance.

In light of the above, we only verified the calculation process of the Target Companies’ profit forecast, and we do not make any judgments on the underlying assumptions of the profit forecast or the rationality of the forecasted results regarding various types of business. This report should not be regarded as a proof of or a guarantee for the realization of the aforesaid profit forecast.

Here are the results of our verification:

1.	Basic Information of the Underlying Assets

The Underlying Assets in the Transaction that Chongqing Wanli New Energy Co., Ltd. proposed to purchase are the 100% equity interests in the legal entities that operate Soufun Holdings Limited’s business of Internet advertising for real estate and home furnishing industries after Soufun Holdings Limited’s internal restructuring, including Beijing Li Man Wan Jia Network Technology Co., Ltd., SouFun Media Technology (Beijing) Co., Ltd., Beijing SouFun Network Technology Co., Ltd., Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. and Beijing Hong An Tu Sheng Network Technology Co., Ltd. The basic information of the five Target Companies is as follows:

1)	Beijing Li Man Wan Jia Network Technology Co., Ltd.

Corporate name	Beijing Li Man Wan Jia Network Technology Co., Ltd.
Corporate nature	Limited liability company (sole proprietorship of legal person)
Location	Room 1472A, 3rd Building, No.3 Xijin Road, Badachu High-tech Park, Shijingshan District, Beijing
Legal representative	Dai Jiangong
Date of establishment	July 25, 2012
Registered capital	RMB32.21 million
Unified social credit code	91110107599667118U
Business scope	Computer technology development and service (Relevant operations are carried only after the approval of related departments according to the approved content.)

2)	SouFun Media Technology (Beijing) Co., Ltd.

Corporate name	SouFun Media Technology (Beijing) Co., Ltd.
Corporate nature	Limited liability company (sole proprietorship of legal person)
Location	Room 202, 2rd floor, 14th Building, No.46 South Street, Zhongguancun, Haidian District, Beijing
Legal representative	Mo Tianquan
Date of establishment	November 28, 2002
Registered capital	RMB1.24 million
Unified social credit code	91110108744700966M
Business scope	The development of computer multimedia system software, the provision of technical service, sale of self-developed software products, economic and trade advisory, financial advisory (audit, capital verification, assessment, accounting consulting and agency bookkeeping business subject to special approval are not permitted; the corresponding audit, capital verification report, audit report, assessment report and other written materials should not be issued), investment advisory. (Relevant operations are carried only after the approval of related departments according to the approved content.)

3)	Beijing SouFun Network Technology Co., Ltd.

Corporate name	Beijing SouFun Network Technology Co., Ltd.
Corporate nature	Limited liability company (sole proprietorship of legal person)
Location	Room 204, 2rd floor, 14th Building, No.46 South Street, Zhongguancun, Haidian District, Beijing
Legal representative	Mo Tianquan
Date of establishment	March 16, 2006
Registered capital	RMB1.60 million
Unified social credit code	91110108785502843C
Business scope	The development of computer multimedia system software, the provision of technical service, sale of self-developed software products. (Relevant operations are carried only after the approval of related departments according to the approved content.)

4)	Beijing Tuo Shi Huan Yu Network Technology Co., Ltd.

Corporate name	Beijing Tuo Shi Huan Yu Network Technology Co., Ltd.
Corporate nature	Limited liability company (sole proprietorship of legal person)
Location	Room 202A, 2rd floor, 14th Building, No.46 South Street, Zhongguancun, Haidian District, Beijing
Legal representative	Dai Jiangong
Date of establishment	November 19, 2010
Registered capital	RMB0.99 million
Unified social credit code	911101085636007470
Business scope	Computer hardware and software technology development, technical services, technology transfer, technical consulting, data processing and sale of self-developed products. (Relevant operations are carried only after the approval of related departments according to the approved content.)

5)	Beijing Hong An Tu Sheng Network Technology Co., Ltd.

Corporate name	Beijing Hong An Tu Sheng Network Technology Co., Ltd.
Corporate nature	Limited liability company (sole proprietorship of legal person)
Location	Room 113, 14th Building, No.46 South Street, Zhongguancun, Haidian District, Beijing
Legal representative	Dai Jiangong
Date of establishment	November 15, 2010
Registered capital	RMB0.98 million
Unified social credit code	91110108563600229P
Business scope	Computer hardware and software technology development, technical services, technology transfer, technical consulting; Data processing; Sales of self-developed products; Wholesale of groceries, metals, textiles, furniture, building materials (excluding steel), household appliances and kitchen utensils. (Relevant operations are carried only after the approval of related departments according to the approved content.)

2.	Net Profits in 2016, 2017 and 2018 Guaranteed by the Parties in Connection with the Transaction

Considering that the asset evaluation report has not been issued, the parties issuing shares for asset purchase in the Transaction, including Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd. and Beijing Soufun Decorative Engineering Co., Ltd., guarantee that the Target Companies’ net profit belonging to the parent company in 2016, 2017 and 2018 after deducting the extraordinary gains or losses will be RMB800 million, RMB1,040 million and RMB1,352 million, respectively. The definitive numbers of guaranteed net profits will be confirmed by signing a supplementary agreement by and among the parties after the issue of asset evaluation report.

3.	Basis of Profit Forecast

The Target Companies claimed that the profit forecast is made based on the aforesaid five Target Companies’ actual operations results in 2013 and 2014 and the expected operations results in 2015, taking into account their annual operation plans of 2016-2018, and through analysis and research under the principle of prudence. However, non-recurring items’ impact on Target Companies’ profitability is not taken into consideration. The accounting policies and estimation methods used in preparing the profit forecast are compliant with the current national laws, regulations, and the provisions of Accounting Standards, and are consistent with the actual accounting policies and estimation methods adopted by the Target Companies in all material respects.

4.	Assumptions of Profit Forecast

(1) Current national policies and laws that the Target Companies are subject to, as well as the political and economic environment, will not significantly change.

(2) Tax system and related tax incentives that the Target Companies are subject to will not significantly change.

(3) Credit interest rates of banks and financial institutions and the current foreign market exchange rate that are applicable to the Target Companies are relatively stable.

(4) The industries that the Target Companies belong to and the market conditions will not significantly change.

(5) The Target Companies can operate its ordinary course of business, and its organizational structure will not significantly change.

(6) Networks, labor costs and other services that the Target Companies need for operation can be obtained, and the prices will not significantly change.

(7) The products and service markets of the Target Companies, especially their prices, will not significantly change.

(8) The business plan, marketing plan, and financial estimates that the Target Companies made can be successfully executed and completed, and the important business targets can be achieved.

(9) The Target Companies will not incur large bad debts, and accounts receivables with relatively long aging can be collected in time.

(10) There are no fraud or illegal activities of the senior management members of the Target Companies that may have material adverse effects.

(11) There are no other force majeure and unforeseeable factors that may have material adverse effects.

5.	Pro Forma Income Statements

Target Companies’ pro forma income statements for 2016, 2017, and 2018 are as follows:

Unit: ‘000

Item	Forecasted Number in 2016	Forecasted Number in 2017	Forecasted Number in 2018
1. Operating income	2,237,772.3	2,843,365.5	3,602,878.5
Less: Operating costs	290,263.0	368,814.9	467,331.8
Operating tax and surcharges	13,426.6	17,060.2	21,617.3
Selling expenses	624,919.7	752,301.0	882,740.5
Administrative expenses	279,543.9	355,195.0	450,073.9
Finance expenses	2,007.5	2,550.7	3,232.1
Losses on the asset impairment	60,867.4	77,339.5	97,998.3
Add: Profits or losses on the changes in fair value	-	-	-
Investment income	-	-	-
2. Operating profits	966,744.1	1,270,104.0	1,679,884.6
Add: Non-operating income	-	-	-
Less: Non- operating expenses	-	-	-
3. Profit before tax	966,744.1	1,270,104.0	1,679,884.6
Less: Income tax	170,719.6	232,274.6	341,785.6
Less: Minority interests	-	-	-
4. Net profit	796,024.5	1,037,829.5	1,338,099.0

6.	Forecast Basis of Main Items

(1) Operating income

The operating income of the Target Companies is forecasted primarily based on the history of operations, future development plans and sales price trends of expected products and services.

(2) Operating cost

The operating cost of Target Companies is forecasted primarily based on the history of operations, network infrastructure needed for current operations, labor costs and the price trends in the forecast years.

(3) Operating tax and surcharges

The operating tax and surcharges of the Target Companies are forecasted by using current taxable income multiplied by the corresponding tax rate.

(4) Period expenses

The period expenses are forecasted based on the percentage of the period expenses in previous years against the operating income in the corresponding year, and the trends in the forecast years.

7.	Verification Results of Profit Forecast

We obtained the aforesaid pro forma income statements prepared by the management of the Target Companies during our verification process. However, we only verified the calculation process of the Target Companies’ aforesaid pro forma income statements, and do not make any judgments on the underlying assumptions of the aforesaid pro forma income statements or the rationality of the forecasted results regarding various types of business. Upon completion of our verification, we found no material deviation in the calculation process.

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[Seal Page to Verification Report]

Ernst & Young Hua Ming LLP (seal)

May 2, 2016